September 14, 2006

BY EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Linda Stirling, Esquire

Re: Preliminary Proxy Statement on Schedule 14A for the following (collectively, the“Funds”):

· Putnam California Investment Grade Municipal Trust (811-07276)
· Putnam High Yield Municipal Trust (811-05795)
· Putnam Municipal Bond Fund (811-07270)
· Putnam Municipal Opportunities Trust (811-07626)
· Putnam New York Investment Grade Municipal Trust (811-07274)

Dear Ms. Stirling:

This letter responds to the comments that Laura Hatch provided telephonically to me on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Commission Staff”) on August 21, 2006 regarding the Funds’ Preliminary Proxy Statement filed on August 14, 2006.

For convenience of reference, I have summarized the Commission Staff’s comment before the response by the Funds.

1. Comment: Please disclose in the proxy statement any applicable rights of dissenting shareholders for an appraisal of their shares in accordance with Item 3 of Schedule 14A.

Response: The Preliminary Proxy Statement, in the section “Further Information About Voting and the Meeting” under the sub-heading “Quorum and Methods of Tabulation,” discloses that shareholders of the Funds have no appraisal rights.

2. Comment: Please disclose in the proxy statement the name of the person(s) by whom the cost of solicitation is being directly or indirectly borne in accordance with Item 4(a)(4) of Schedule 14A.

Response: The Preliminary Proxy Statement, in the section “Further Information About Voting and the Meeting” under the sub-heading “Solicitation of proxies,” discloses that the costs of proxy solicitation will be borne by the Funds.

September 14, 2006

U.S. Securities and Exchange Commission

3. Comment: Please disclose in the proxy statement with respect to each Fund the number of shares of each class that are outstanding and the number of votes to which each such class is entitled in accordance with Item 6(a) of Schedule 14A.

Response: We will in the definitive proxy statement provide the number of shares of each class of each Fund outstanding as of the record date, each share being entitled to one vote.

4. Comment: Please describe the effect of approval of Proposal 2 on the outstanding preferred shares of Putnam High Yield Municipal Trust.

Response: As stated in the Preliminary Proxy Statement, if the Fund were to convert to an open-end investment company following approval of such conversion by the Fund’s shareholders, the Fund would be required to redeem all of its outstanding preferred shares. The Fund’s Agreement and Declaration of Trust would also be amended by action of the Fund’s Trustees to prohibit the issuance of preferred shares by the converted open-end investment company.

I believe that this letter addresses the Commission Staff’s comments. Please also find attached as Appendix A certain representations by an officer of the Funds in connection with the Proxy Statement. Should you have any further questions, please do not hesitate to call me at (617) 760-8939. Thank you for your assistance.

Very truly yours,

/s/ James F. Clark
James F. Clark
Vice President and Counsel
Putnam Investments

cc: George B. Raine, Ropes & Gray LLP

September 14, 2006

U.S. Securities and Exchange Commission

Appendix A

Re: Preliminary Proxy Statement on Schedule 14A for the following (collectively, the“Funds”):

· Putnam California Investment Grade Municipal Trust (811-07276)
· Putnam High Yield Municipal Trust (811-05795)
· Putnam Municipal Bond Fund (811-07270)
· Putnam Municipal Opportunities Trust (811-07626)
· Putnam New York Investment Grade Municipal Trust (811-07274)

Reference is made to the Proxy Statement and to the attached letter from an officer of Putnam Investments. As requested, we acknowledge the following: (i) the comment of the Commission’s Staff with respect to the filing, and this response, do not foreclose the Commission or its Staff from taking any action with respect to the filing; (ii) should the Commission or its Staff not take any action with respect to the filing, it does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) should the Commission or its Staff not take any action with respect to the filing, the Fund may not assert this as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Very truly yours,

/s/Charles A. Ruys de Perez
Charles A. Ruys de Perez
Vice President and Chief Compliance Officer
Putnam Tax-Free Health Care Fund

September 14, 2006

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